[redacted]

08028964

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - ~~48183~~ 42152

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lek Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

PROCESSED
MAR 2 1 2008
THOMSON
FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Broadway
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Hanuka (212) 509-5852
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
Section
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111

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Daniel Hanuka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lek Securities Corporation, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHIH-HSUAN CHEN
Notary Public, State of New York
No.01CH6120060
Qualified in Queens County
Commission Expires December 13, 2008

Shih-Hsuan Chen
Notary Public

Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC Mail Processing
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111

LEK SECURITIES CORPORATION
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF
FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007

LEK SECURITIES CORPORATION AND SUBSIDIARIES

CONTENTS

Independent Auditors' Report	1
Consolidated Financial Statements	
Consolidated Statement of Financial Condition	2
Notes to Consolidated Financial Statements	3-10
Supplementary Information	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Regulation 1.17 of the Commodity Futures Trading Commission	11

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Lek Securities Corporation and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Lek Securities Corporation and Subsidiaries (the "Company") as of December 31, 2007. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lek Securities Corporation and Subsidiaries as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the consolidated statement of financial condition. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the consolidated statement of financial condition, but is supplementary information required by Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the consolidated statement of financial condition and, in our opinion, is fairly stated, in all material respects, in relation to the consolidated statement of financial condition.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 28, 2008

Affiliated Offices Worldwide AGN

LEK SECURITIES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS		
Cash and cash equivalents	$	3,224,284
Cash segregated under federal and other regulations		23,497,893
Receivables from clearing organizations and other broker-dealers		8,665,147
Commissions receivable, net of reserve for doubtful accounts of $1,167,055		1,216,095
Due from customers		19,969,127
Deposits with clearing organizations		5,491,325
Securities borrowed		58,019,103
Securities owned:		
Marketable, at market value (cost $1,062,170)		1,108,879
Not readily marketable, at estimated fair value (cost $30,777)		30,777
Furniture, equipment and leasehold improvements, net		592,947
Prepaid expenses and other assets		478,184
Total assets	$	122,293,761
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Securities loaned	$	32,160,240
Payable to clearing organizations and other broker-dealers		6,792,824
Due to customers		49,800,758
Securities sold, not yet purchased, at market value (proceeds $9,993,801)		9,993,801
Line of credit		6,500,000
Accounts payable and accrued expenses		3,971,361
Total liabilities		109,218,984
Subordinated borrowings		2,282,714
Stockholders' equity		
Common stock, $1.00 par value, authorized, 10,000 shares, 1,235.67 shares issued and 724.67 shares outstanding		1,236
Additional paid-in capital		1,701,324
Retained earnings		9,535,538
		11,238,098
Less: Treasury stock; 511 shares at cost		(446,035)
Total stockholders' equity		10,792,063
Total liabilities and stockholders' equity	$	122,293,761

See accompanying notes to consolidated financial statements.

1. Nature of business

Lek Securities Corporation and Subsidiaries (the "Company") was incorporated January 5, 1990 under the laws of the State of Delaware. The Company is a registered broker dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (the "FINRA"), the Commodity Futures Trading Commission (CFTC) and is a member of the New York Stock Exchange, the National Futures Association and other principal exchanges. The Company is also a self-clearing member of the Depository Trust and Clearing Corporation and the Options Clearing Corporation.

The Company is engaged in both providing order management and clearing services to institutions and professional traders.

Lek Securities Europe B.V., a wholly owned foreign subsidiary, is organized under the laws of The Netherlands. This subsidiary is awaiting approval by the regulatory authorities of that country to conduct business as a registered broker dealer. At this time, operations have not commenced.

Rox Systems, Inc. was incorporated April 14, 2005 under the laws of the state of Illinois. Rox Systems, Inc is the owner of the registered trademarks ROX and GATEWAY TO THE MARKETS and the owner of the ROX trading system and various other trade and clearing related software. The trademarks, copyrights and software are licensed to Lek Securities Corp.

2. Summary of significant accounting policies

Basis of Consolidation

The consolidated financial statements include the accounts of Lek Securities Corporation, its wholly owned subsidiary, Lek Securities Europe B.V, and Rox Systems, Inc. All significant intercompany accounts and transactions have been eliminated.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year-end exchange rates while the income statement accounts for the subsidiary are translated at average rates of exchange for the year. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

Cash and Cash Equivalents

Cash and cash equivalents represent cash and highly liquid investments with maturity dates of three months or less from the date of acquisition.

Commissions Receivable

The Company carries its commissions receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its commission receivable and establishes an allowance for doubtful accounts, if necessary, based on a history of past bad debts and collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis.

2. Summary of significant accounting policies (continued)

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related commission revenues and expenses are recorded on the trade-date basis. Customer securities transactions are recorded on a settlement date basis, which is generally three business days after the trade date. Securities owned by customers, including those that collateralize margin transactions, are not reflected in the accompanying consolidated statement of financial condition. Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral and recorded at contract amounts plus accrued interest. Securities borrowed transactions require the Company to deposit cash and other collateral with the lender. At December 31, 2007, the Company has advanced cash under securities borrowed agreements of $58,019,103. With respect to securities loaned, the Company receives collateral generally in an amount in excess of the market value of the securities loaned. At December 31, 2007, the Company has received collateral under securities loaned agreements of $32,160,240.

The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Furthermore, the Company accrues both interest income and expense on these outstanding debit and credit balances, respectively.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management with the resulting unrealized gains and losses reflected in the consolidated statement of operations.

Property and Equipment

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed on a straight-line basis over the estimated useful lives of the assets.

Asset	Estimated Useful Lives
Leasehold improvements	Term of lease
Computer hardware	4 years
Furniture and fixtures	5 years

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of significant accounting policies (continued)

Income Taxes

For income tax purposes, the shareholders have elected that the Company be treated as an "S" corporation under Subchapter S of the Internal Revenue Code and as a Small Business Corporation under New York State Corporate Franchise Tax Law. Accordingly, no provision has been made for Federal income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholders. The provision for income taxes represents primarily state and local taxes for the year ended December 31, 2007.

The Company complies with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

3. Cash segregated under federal and other regulations

Cash of $21,087,681 is segregated under federal regulations for the exclusive benefit of customers, and $2,410,212 was segregated for proprietary accounts of introducing brokers ('PAIB'). These amounts were sufficient at December 31, 2007, for the Company to meet its responsibility to segregate reserve funds.

4. Receivables from and payable to clearing organizations and other broker-dealers

Amount receivable from and payable to clearing organizations and other broker-dealers at December 31, 2007, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 5,508,054	$ 1,986,710
Receivable from /payable to clearing organizations	3,157,093	4,806,114
	$ 8,665,147	$ 6,792,824

5. Securities owned and securities sold, not yet purchased

As of December 31, 2007, marketable securities owned and sold, not yet purchased, consist of the following:

	Owned	Sold, Not Yet Purchased
Obligations of U.S. government	$ 1,000,000	$ -
State and municipal obligations	15,965	
Corporate bonds	61,110	
Corporate stocks	31,804	9,993,801
	$ 1,108,879	$ 9,993,801

6. Property and equipment

Details of property and equipment at December 31, 2007 are as follows:

Leasehold improvements	$ 52,280
Computer hardware	2,029,879
Furniture and fixtures	217,912
	2,300,071
Less accumulated depreciation and amortization	1,707,124
Net book value	$ 592,947

7. Line of credit

The Company has an available line of credit agreement with a financial institution to borrow up to $40,000,000, which is secured by securities in the amount of $9,937,705. The credit line facility is due on demand, and bears interest at the federal funds rate plus 150 basis points per annum (5.75% at December 31, 2007). At December 31, 2007, the Company has borrowed $6,500,000 under the line of credit.

8. Stock option plan

In March 1999, the Company established a plan to grant stock options to employees allocating 10% ownership of the Company to the plan. The plan provides that the option price be determined by the Board of Directors at its discretion. The term of the option shall not be more than ten years from the date the option is granted. All options are immediately vested upon the grant date. As of December 31, 2007, the cumulative options activity is as follows: 85 options had been granted, 69 had been exercised, and 7 had been cancelled. During 2007, the Company granted 5 stock options, of which 4 were exercised.

8. Stock option plan (continued)

The Company accounts for stock-based compenstation in accordance with the expense recognition provisions of SFAS No. 123(R), *"Share-Based Payment"*, which requires the Company to recognize compensation expense for all new share-based payments made to employees based on the fair value of the share-based payment at the date of grant.

Under the fair value recognition provisions for SFAS 123(R), stock-based compensation cost is estimated at the grant date based on the fair value of the awards expected to vest and recognized as expense ratably over the requisite service period of the award. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants: risk-free interest rate of 5.00%, expected option term of ten years, expected 50% volatility, and zero dividend yield. On January 1, 2007 the Company granted 5 options to employees of the Company at $13,550.56.

Awards granted on or after January 1, 2006 have been accounted for under SFAS 123(R), and the impact on the Company's results of operations of recording stock based compensation for the year ended December 31, 2007, was an expense of $31,540, which is included in general and administrative expenses in the statement of operations.

A summary of the status of the Company's options as of December 31, 2007, and changes during the year then ended, is presented below:

	Number of units	Weighted-Average Exercise Price
Outstanding at January 1, 2007	8	$ 4,586.28
Granted	5	13,550.56
Exercised	(4)	13,200.51
Outstanding at December 31, 2007	9	$ 5,737.89

At December 31, 2007 the following are options outstanding:

Options Outstanding	Exercise Price	Remaining Contractual Life
6	$2,064.92	2 Years
1	$12,150.37	8 Years
2	$13,550.56	9 Years

9. Subordinated borrowings

At December 31, 2007, the Company has subordinated borrowings from shareholders pursuant to written subordination agreements. The subordination agreements are subject to the rules and regulations of the Securities and Exchange Commission and, as such, are available in computing net capital (see Note 13) under the Securities and Exchange Commission's uniform net capital rule. The terms of the subordinated loan agreements are as follows:

$46,000, $201,571, and $50,000 loan agreements to a shareholder maturing on December 31, 2008, December 31, 2009, and January 14, 2012, respectively, and bearing interest at 10% per annum.

$561,000, $40,000, $1,234,143, and $150,000 loan agreements to a shareholder maturing on December 31, 2008, April 30, 2009, December 31, 2009, and January 14, 2012, respectively, and bearing interest at 10% per annum.

To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid. During 2007, total interest paid on these loans was $228,271.

10. Contingencies

In the normal course of business, the Company has been named as a defendant in various matters. Management of the Company, after consultation with legal counsel, believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

11. Profit sharing plan

The Company has a qualified, noncontributory profit sharing retirement plan covering substantially all of its eligible employees. An employee becomes fully vested upon completion of five years of qualifying service. During 2007, the Company accrued $293,064 as a contribution to the plan, which amount is reflected in the consolidated financial statements at December 31, 2007.

12. Commitments

The Company leases office space under operating lease agreements in New York and Chicago. The Chicago lease is currently under a month to month agreement. The New York lease expires on September 30, 2009. The following are minimum annual lease payments for the New York office with periods ending December 31:

Year ending December 31,	
2008	$ 223,240
2009	167,430
	$ 390,670

Rent expense under these agreements for the year ended December 31, 2007 was $289,126.

13. Regulatory requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The Company is also subject to the Commodity Futures Trading Commission's ("CFTC") minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. The Company has elected to compute net capital under the alternative provisions of the Rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined in SEC Rule 15c3-3. Net capital and aggregate debit items change from day to day. At December 31, 2007, the Company had net capital of $8,985,312 which was $8,455,121 in excess of its required net capital of $530,191 under Rule 15c3-1 and under Regulation 1.17.

As a clearing broker, the Company is subject to SEC Rule 15c3-3, as adopted and administered by the SEC. As of January 3, 2008, to comply with its December 31, 2007 requirements, cash in the amount of $22,700,000 has been segregated in a special reserve account for the exclusive benefit of customers exceeding the actual requirements by $1,513,788.

The PAIB Calculation is computed in order for corresponding firms to classify their assets held by the Company as allowable assets in the correspondent's net capital calculation. At December 31, 2007 the Company's has no requirement of cash to be segregated in a special reserve account for the exclusive benefit of customers in accordance with its PAIB calculation.

14. Financial instruments with off-balance-sheet risk

In the normal course of business, the Company engages in activities involving the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requiremens are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the consolidated statement of financial condition. The Company enters into these positions, from time to time, as it conducts its business for its customers.

15. Concentrations of credit risk

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution.

LEK SECURITIES CORPORATION AND SUBSIDIARIES

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION

December 31, 2007

Stockholders' equity		$ 10,757,077
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital		2,282,714
		13,039,791
Less: nonallowable assets		
Furniture, equipment, leasehold improvements, net		(592,947)
Prepaid expenses		(207,972)
Aged accounts receivable		(171,293)
Balance at foreign depositories		(403,645)
Security deposits		(46,066)
Non-allowable customer debits		(68,435)
Securities owned, non-marketable		(30,777)
Investment in subsidiary		(141,546)
Due from foreign subsidiary		(100,000)
Other deductions or charges:		
Stocks borrowed/stocks loaned		(74,533)
Customer and non-customer security accounts		(75,861)
Aged fail to deliver		(14,830)
		(1,927,905)
Net capital before haircuts		11,111,886
Haircuts		(2,126,574)
Net capital		$ 8,985,312
Aggregate debit items		$ 26,509,543
Computed minimum net capital required (2% of aggregate debit items per 15c3-3)		$ 530,191
Minimum net capital required (under SEC Rule 15c3-1)		$ 250,000
Excess net capital ($8,985,312 - $530,191)		$ 8,455,121
Percentage of net capital to aggregated debit items	$ 8,985,312 / $ 26,509,543	33.89%
Percentage of debt to debt-equity ratio	$ 2,282,714 / $ 13,039,791	17.51%

There are no material differences between the computation of net capital presented above and the unaudited computation as of December 31, 2007 filed by the Company on Form X17A-5 Part II.

END